Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces CFO Transition

BEIJING, China, September 26, 2016 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and recently in other countries, today announced that the Board of Directors has appointed Ms. Helen Zhang, previously an assistant president, as the Company's new Chief Financial Officer, effective immediately. Mr. Huaiyu “George” Liu will no longer serve as the Company’s Chief Financial Officer and as a member of the Board of Directors, effective immediately. Mr. Liu's resignation was not the result of any disagreement with the Company with respect to the Company's financial or accounting practices.

Ms. Zhang has been working for the Company for over seven years and has held a number of senior level roles with Xinyuan. She has nearly two decades of experience in accounting, finance and investor relations having worked for companies with public listings in mainland China, Hong Kong and the United States. Her career encompasses working at China National Metals & Minerals Import & Export Corp.; China Netcom Group Company Ltd.; TechFaith Wireless Technology Ltd.; Baidu, Inc. and Sohu.com Inc. Ms. Zhang received her Bachelor in Economics from the University of International Business and Economics in Beijing, China and her MBA at Fordham University in 2001.

Mr. Yong Zhang, Chairman of Xinyuan, commented, “Helen has made significant contributions to Xinyuan as Financial Controller, interim CFO, Board Secretary and Assistant President over the past several years and we believe she is well positioned to move into the CFO role immediately. We look forward to her contributions as we continue to scale our operations in China and overseas.”

“On behalf of the Company, I would like to thank Mr. George Liu for his contributions to Xinyuan over the past year and a half during which Xinyuan has experienced rapid development. We wish him well in his future endeavors.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations into new operational areas/activities; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2015. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Ms. May Shen
Investor Relations Director
Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

ICR, LLC

Investors:

William Zima

In U.S.: +1-646-308-1472

In China: +86 (10) 6583 7511

Email: William.zima@icrinc.com

Media:

Edmond Lococo

In China: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com